FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues US Dollar Senior Notes due 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 6, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Issues US Dollar Senior Notes due 2016

Tokyo, March 7, 2013 (New York, March 6, 2013)—Nomura Holdings, Inc. today announced that it has finalized the terms of its US dollar senior notes due 2016 as set forth below. The US dollar senior notes are being offered in a global offering outside Japan including a public offering under the shelf registration statement in the United States.

Nomura Securities International, Inc. will serve as the sole book runner for this offering.

(All times below are New York time)

(i)	Outline of senior unsecured fixed-rate notes due 2016

1.	Amount of Issue	USD 1,200,000,000

2.	Denomination of each Bond	USD 2,000 and integral multiples of USD1,000 in excess thereof

3.	Issue Price	99.664% of the principal amount

4.	Interest Rate	2.00% per annum

5.	Payment Date	March 13, 2013

6.	Interest Payment Dates	Every March 13 and September 13, commencing September 13, 2013

7.	Maturity Date	September 13, 2016

8.	Redemption Price	100.00% of the principal amount

9.	Ratings	Baa3 (Moody’s Japan K.K.) BBB+ (Standard & Poor’s Ratings Japan K.K.)

(ii)	Outline of senior unsecured floating rate notes due 2016

1.	Amount of Issue	USD 300,000,000

2.	Denomination of each Bond	USD 2,000 and integral multiples of USD1,000 in excess thereof

3.	Issue Price	99.83% of the principal amount

4.	Interest Rate	3-Month USD LIBOR+145 basis points

5.	Payment Date	March 13, 2013

6.	Interest Payment Dates	Every March 13, June 13, September 13, and December 13, commencing June 13, 2013

7.	Maturity Date	September 13, 2016

8.	Redemption Price	100.00% of the principal amount

9.	Ratings	Baa3 (Moody’s Japan K.K.) BBB+ (Standard & Poor’s Ratings Japan K.K.)

ends

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement with the Securities and Exchange Commission to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement, the prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplements relating to the securities offered in this offering may be obtained by contacting your Nomura Sales Representative, Nomura Securities International, Inc., 2 World Financial Center, Building B, New York, NY, 10281-1198, Telephone 212 667 9300.

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement with the Securities and Exchange Commission to which this communication relates. Before you invest, you should read the prospectus relating to the registration statement, the prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplements relating to the securities offered in this offering may be obtained by contacting your Nomura Sales Representative, Nomura Securities International, Inc., 2 World Financial Center, Building B, New York, NY, 10281-1198, Telephone 212 667 9300.